[redacted]

82-1209

GGL Diamond Corp.

[redacted]

05011245

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel: (604) 688-0546
Fax: (604) 688-0378

September 8, 2005 SUPPL

PRESS RELEASE

Vancouver, British Columbia -- Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V: GGL) has entered into an agreement with Accent Marketing Ltd. of Birmingham, England, as its European investor relations counsel. The investor relations program will focus on shareholder communications, corporate development and building GGL an active following of investment professionals in Europe.

The agreement is for three months commencing August 31, 2005. The monthly investor relations fee is 3,000 EURO per month, plus disbursements, and includes 150,000 incentive stock options of the corporation.

In addition to translating and distributing news releases, Accent will introduce GGL to European investment clubs, investment advisors, institutional investors, analysts and private investors.

With offices in England and Germany, Accent has provided investor relations service to over 25 companies whose shares trade on the Nasdaq, Amex, TSX and TSX Venture Exchange. Accent currently owns no shares of GGL Diamond Corp.

The investor relations consulting services are subject to acceptance for filing by the TSX Venture Exchange.

GGL DIAMOND CORP.

Raymond A. Hrkac
President & CEO

PROCESSED
SEP 19 2005
THOMSON FINANCIAL

For further information, please contact: Jim Glass, Ascenta Capital Partners Inc.
Phone: 604.628.5800 Toll Free: 1.866.684.4209
Email: info@ascentacapital.com

For more information, please check our web site at www.ggldiamond.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

dlw 9/15